FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                May 11, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Investor Meeting dated 11 May 2005



British Energy Group plc


11 May 2005


British Energy plc

British Energy will be holding an investor meeting on Wednesday, 11 May 2005 at its Hinkley Point B Power Station in Somerset.

The presentations to be given will be available on the Company's website at www.british-energy.com at 1100hrs on 11 May 2005. There will also be a dial-in conference facility at that time for the morning presentation; the conference number is +44 (0)1452 569 393.



Contact:

 Andrew Dowler                    020 7831 3113        (Media Enquiries)
 John Searles                     01506 408 715        (Investor Relations)



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 11, 2005                        BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations